FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, May 16, 2019

Ger. Gen. No. 51 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

  Ref.: Significant Event

 Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law No. 18,045, and as established under General Norm No. 30 of said Commission, and duly authorized on behalf of Enel Américas S.A. (“Enel Américas”), I hereby inform you of the following Significant Event:

Yesterday, the Board of Directors of the Argentine subsidiary Empresa Distribuidora Sur S.A. ("Edesur") decided to summon an Extraordinary Shareholders´ Meeting for June 14, 2019, in order to ratify the following agreements reached by said subsidiary with the Argentine government:

1.

Within the framework of the transfer of the electricity distribution public service granted in concession by the Government in favor of Edesur for the jurisdiction of the Province of Buenos Aires (the "Province") and the Autonomous City of Buenos Aires ("CABA", in its Spanish acronym), on May 10th, Edesur signed an Implementation Agreement of such transfer ("the Agreement"), which must be ratified by the Shareholders´ Meeting. The Agreement provides that the Province and CABA will jointly become the Granting Authority of the public service provided by Edesur and that it will continue to be governed by its concession contract and the applicable national rules and regulations. Furthermore, the agreement established the creation of the new regulator: Metropolitan Regulator of Electrical Service (“EMSE”, in its Spanish acronym), as a bipartite entity composed by the Province and CABA. The agreement will take effect once ratified by the Provincial Executive Authority and CABA legislature.

2.	Furthermore, Edesur and the Government Secretariat of Energy – that latter acting on behalf of the Government, signed an Obligations Regularization Agreement which terminates outstanding reciprocal claims arising from the 2006-2016 transition period. Through this agreement, which must be ratified by Edesur´s Shareholders´ Meeting, Edesur must, on one hand, pay outstanding debts arising from the transition period; and on the other, carry out additional investments to those set out in the Integral Rate Revision, aimed at contributing to the improvement, reliability and safety of the service. The total amount committed by Edesur under this Agreement will total approximately 9,500 million Argentine pesos. At the same time, the National State will offset, in favor of Edesur, debts related to mutual and energy purchases, social debts generated in 2017 and 2018, and will pardon sanctions whose consignee is the Public Administration. The total amount committed by the Government under this Agreement totals approximately 10,200 million Argentine pesos. As a result of the improvement of the Edesur´s statement of financial position that this latest agreement involves, Edesur will face tax payment totaling approximately 2,800 million Argentine pesos.

Once these Agreements are ratified by the Extraordinary Shareholders´ Meeting of Edesur, this situation shall be communicated in a Significant Event.

Yours truly

Domingo Valdés

General Counsel

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: May 17, 2019